DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105-2933
www.dlapiper.com
Jeffrey C. Selman
jeffrey.selman@us.dlapiper.com
T 415.615.6095
F 415.659.7465

March 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Jeff Gordon
Anne McConnell

Re:	GigCapital3, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 4, 2021
File No. 333-25186

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated February 18, 2021, to Dr. Avi Katz, Executive Chairman, Secretary, President and Chief Executive Officer of GigCapital3, Inc. (“GigCapital3” or the “Company”) regarding Amendment No. 1 to thee Registration Statement on Form S-4 filed February 4, 2021 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Registration Statement on Form S-4

Summary Term Sheet, Page 1

1.

Please revise to address the part of prior comment 2 that requested disclosure of the return on investment your Sponsor and the underwriter will receive with respect to warrants they hold, including those underlying the units. Also revise to address the current value of the common stock to be paid to the Lightning Systems equity holders.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 23, 39-40, 90, 121 and 168 of the Amended Registration Statement.

March 1, 2021

Page Two

Lightning Systems, Page 30

2.	Please expand your revisions in response to prior comment 4 to clarify how many “demonstration and test vehicles” are included in your calculation of vehicles on the road.

In response to the Staff’s comment, the Company has revised the disclosure requested on pages 31, 159 and 244 of the Amended Registration Statement.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 50

3.

We note the disclosures related to the calculation of the exchange ratio used to calculate the equivalent pro forma per share data. Please explain to us how you considered Lightning Systems outstanding redeemable convertible preferred stock in calculating the exchange ratio. This comment is also applicable to the disclosures on page 117.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 49 and 114 of the Amended Registration Statement. As set forth in the Business Combination Agreement, all outstanding Lightning Systems redeemable convertible preferred stock will be converted into Lightning Systems common stock immediately prior to the closing of the Business Combination, and therefore, the Company has updated the exchange ratio to include the aggregate fully diluted number of shares of Lightning Systems, including the Lightning Systems redeemable convertible preferred stock that is being so converted.

Executive Compensation, Page 238

4.	Please update the disclosure in this section to be as of the last-completed fiscal year for each entity.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 235-243 of the Amended Registration Statement.

Lightning Systems’ Management’s Discussion and Analysis of Financial Condition and Results of Operations Backlog, page 272

5.

As noted in the response to comment 16, when you disclose and discuss Lightning System’s backlog in the registration statement please clearly indicate that it does not constitute a binding legal obligation.

In response to the Staff’s comment, the Company has revised the disclosure requested on pages 268-269 of the Amended Registration Statement.

Anti-takeover provisions contained in the proposed Second Amended and Restated Certificate of Incorporation..., page Financial Statements, page F-1

6.	Please provide updated financial statements and related disclosures throughout your filing. See Rule 8-08 of Regulation S-X.

We respectfully advise the Staff that the Amended Registration Statement contains updated financial statements and related disclosures throughout the filing.

March 1, 2021

Page Three

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact Tommy Felix at (858) 677-1412 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Selman

Partner